EXHIBIT 99.1
Allied Capital Corporation
Computation of Earnings to Fixed Charges
($ in Thousands)

	2007	2006	2005	2004	2003
Earnings:
Net increase in net assets resulting from operations	153,303	245,123	872,814	249,486	192,011
Income tax expense (benefit), including excise tax	13,624	15,221	11,561	2,057	(2,466)

Total earnings before taxes	166,927	260,344	884,375	251,543	189,545

Fixed Charges:
Interest expense	132,080	100,600	77,352	75,650	77,233
Rent expense interest factor	1,575	1,329	1,089	1,362	890
Dividends on preferred stock	10	10	10	62	210

Total fixed charges	133,665	101,939	78,451	77,074	78,333

Earnings available to cover fixed charges	300,592	362,283	962,826	328,617	267,878

Ratio of earnings to fixed charges	2.2	3.6	12.3	4.3	3.4